                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 29549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the fiscal year ended December 31, 2001



[  ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the transition period ______________ to _____________


         Commission file number: 0-8641





                   SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN

                                       OF

                     SELECTIVE INSURANCE COMPANY OF AMERICA

                         Selective Insurance Group, Inc.
                                40 Wantage Avenue

                              Branchville, NJ 07890

                   SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 2001 AND 2000

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                               SELECTIVE INSURANCE

                             RETIREMENT SAVINGS PLAN

                                      Index

                                                                             Page
Independent Auditors' Report ..........................................        1

Statements of Net Assets Available for Plan
         Participants - December 31, 2001 and 2000 ....................        2

Statements of Changes in Net Assets Available
         for Plan Participants - Years ended December 31, 2001 and 2000        3

Notes to Financial Statements .........................................      4-8


Supplemental Schedule

    1   Schedule H, Line 4 (i) - Schedule of Assets [Held at End of Year]
        December 31, 2001. . . . . . . . . . . . . . . . . . .. . . . . .      9


* - Schedules required by Form 5500 that are not required have been omitted.

                          Independent Auditors' Report

The Trustees

Selective Insurance Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan participants of the Selective Insurance Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan participants for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4 (i) - Schedule of Assets [Held at End of Year] - December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 25, 2002

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                       Statements of Net Assets Available
                              for Plan Participants

                                                           December 31,

                                                     2001               2000
                                                  -----------        -----------
Assets:

     Investments, at fair value:
         Company stock                            $ 1,622,050          1,440,779
         Mutual funds                              70,163,682         68,440,311
         Common trust fund                          1,768,544          1,510,560

     Participant loans receivable                   1,740,385          1,715,548
                                                  -----------        -----------


Net assets available for plan participants        $75,294,661         73,107,198
                                                  ===========        ===========

See accompanying notes to financial statements.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                  Statements of Changes in Net Assets Available
                              for Plan Participants

Additions:
                                                 2001                 2000
                                              ------------         ------------
Contributions:

Plan participants                             $  6,967,713            7,065,391
Employer                                         2,266,160            1,911,656
                                              ------------         ------------
          Total contributions                    9,233,873            8,977,047
                                              ------------         ------------

Investment income:
Interest                                           889,052              942,405
Dividends                                        1,862,484            6,773,356
Net (depreciation) in fair
     value of investments                       (6,146,573)          (9,385,212)
                                              ------------         ------------
Total investment loss                           (3,395,037)          (1,669,451)
                                              ------------         ------------

Total additions                                  5,838,836            7,307,596

Withdrawals and distributions                   (3,651,373)          (3,737,399)
                                              ------------         ------------

Net increase in net assets
     available for plan participants             2,187,463            3,570,197

Net assets available for plan
     participants at beginning of year          73,107,198           69,537,001
                                              ------------         ------------

Net assets available for plan
     participants at end of year              $ 75,294,661           73,107,198
                                              ============         ============

See accompanying notes to financial statements.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 2001 and 2000

(1)      Plan Description
         -----------------

         (a)    General

                The Selective Insurance Retirement Savings Plan (the "Plan") is a voluntary defined contribution retirement savings plan available to all eligible employees (as defined) of Selective Insurance Company of America (the "Company", or "Employer"). All contributions, including the Employer's contributions, are participant directed. Participants may elect to invest contributions in one or more of the available funds. Participants should refer to the plan document for more complete information. See "Note 8-Subsequent Event" on page 8 of these financial statements for plan changes effective July 1, 2002.

         (b)    Plan Participants Contributions

                A participant may contribute to the Plan, on a before or after-tax basis, through payroll deductions, amounts ranging from 2% to 6% of such participant's compensation (as defined), which are subject to matching by the Company. Participants may contribute up to an additional 6% of compensation which is not subject to matching by the Company. Highly compensated employees may have their contributions limited as defined by the Internal Revenue Service (IRS).

         (c)    Employers Contributions

                Contributions were made by the Company in amounts equal to 50% of each participant's contribution that was subject to Company matching for the years ended December 31, 2001 and 2000. The Company may make an additional discretionary contribution for any plan year as determined by the Board of Directors. No additional discretionary contribution was made for the plan years ended December 31, 2001 and 2000.

         (d)    Participants' Accounts

                The participant record-keeping services are provided by T. Rowe Price Trust Company (TRP). Each participant's account is credited with the participant's contribution, the appropriate amount of the Employer's contribution and an allocation of investment fund earnings or losses in which the participant has directed his or her contributions.

         (e)    Vesting

                All Plan Participants' contributions and earnings or losses thereon are fully vested at all times. Employer's contributions and earnings or losses thereon vest as follows:

             Years of Service (as defined)                 Vesting Percentage
             -----------------------------                 ------------------
             Less than two                                         0%
             Two but less than three                              30
             Three but less than four                             40
             Four but less than five                              50
             Five but less than six                               75
             Six or more                                         100

                                       -4-

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                  Units representing Employer's contributions and earnings or losses thereon vest 100% immediately in case of death, or retirement on or at age 65.

         (f)      Withdrawals

                  During employment, a participant may make withdrawals of amounts applicable to the vested portion of the Employer's contributions and the Plan Participants' contributions and earnings or losses thereon, subject to certain restrictions. Certain withdrawals preclude the participant from making further contributions or further withdrawals under the Plan for a period of time. The vested and non-vested portion of the participant's account contributions and earnings or losses thereon will be put in a suspended status until the participant's retirement, death, disability, termination, or re-enrollment in the Plan no earlier than 12 months after the effective date of the withdrawal, whichever of these occurs earliest.

         (g)      Benefit Payments

                  The benefit to which a participant is entitled is provided from the participant's account.

                  Upon termination of employment or disability, if a participant's account balance (as defined) does not exceed $5,000, the vested value is either distributed in the form of a lump-sum payment, or the participant may elect to defer distribution for a period of 12 months following the date of termination, but in no event later than the participant's required beginning date, as defined. If the account balance exceeds $5,000 the participant may request a lump-sum payment or may elect to defer distribution until age 65, as set forth in the Plan. Upon a participant's death the entire vested account balance is distributed in the form of a lump-sum payment.

         (h)      Participant Loans

                  Participants may borrow from their before-tax contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the participant investment fund to the loan fund. Loan terms range from zero to five years or up to 15 years for the purchase of a primary residence. Loans are secured by the vested balance in the participant's account. Withdrawal requests which reduce the security amount lower than the outstanding loan balance are not permitted. Interest is repaid to the participant's account. Interest rates are determined to be prime rate (established at the loan inception) plus 1%. Principal and interest is repaid through bi-weekly payroll deductions.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

(2)      Summary of Significant Accounting Policies

         (a)      Basis of Presentation

                  The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) and use the accrual basis of accounting.

         (b)      Use of Estimates

                  The preparation of the financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported financial statement balances, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         (c)      Investment Valuation and Income Recognition

                  Investment options under the Plan include one Selective Insurance Stock Fund, ten mutual funds and one common trust fund (collectively referred to as the "Funds"). Fair value of the common stock and mutual funds, which are comprised of stocks and bonds, are based on quoted market prices except when otherwise stated.

                  The Stable Value Common Trust Fund is valued at investment contract value which approximates fair value. The contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.

                  Participant loans are valued at cost which approximates fair value.

                  Investments are recorded on the trade date basis. Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

                  The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates may have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, stock market, interest rates, economic conditions and world affairs.

         (d)      Withdrawals and Distributions

                  Withdrawals and distributions are recorded when paid.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

(3)      Investments

         The Plan assets in the fund are held in trust and managed by TRP. The trustee has full discretionary authority over the underlying investment fund alternatives provided to the participants. Plan contributions to the trust funds are deposited with TRP in one or more of the Funds, as directed by the participant.

                  The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                     2001               2000
                                                 -----------        -----------
T.Rowe Price Trust Company Funds:
Equity Income Fund, 957,399                      $22,642,488         21,510,013
       and 871,910 shares, respectively
Small Cap Value Fund, 430,431                      9,753,563          7,322,038
       and 382,552 shares, respectively
Prime Reserve Fund 9,719,308                       9,719,308          8,414,341
       and 8,414,341 shares, respectively
New America Growth Fund, 236,920                   7,313,710          9,439,426
       and 263,892 shares, respectively
New Income Fund, 671,422                           5,827,943          4,728,267
       and 556,267 shares, respectively
Science & Technology Fund, 275,579                 5,765,107          8,757,542
       and 246,206 shares, respectively
  International Stock Fund, 373,888 and            4,109,027          5,443,393
        374,889 shares, respectively

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                         2001                2000

Mutual Funds        $(5,955,626)        $(9,808,044)
Common Stock           (190,947)            422,832
                    -----------         -----------
                    $(6,146,573)        $(9,385,212)
                    ===========         ===========


(4)      Forfeitures

         Upon termination of a participant's employment, any non-vested Company contributions are placed in a separate account and will become a forfeiture when the participant incurs a break-in-service (as defined). Forfeitures were $101,803 in 2001 and $85,333 in 2000. In 2000, $78,169 in forfeited amounts was used to reduce the Company's matching contributions to the Plan. The 2001 forfeited amounts were not used to reduce Company contributions, and are available to reduce future years contributions.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, continued

(5)      Plan Expenses

         Expenses of the Plan were paid by the Company in 2001 and 2000.

(6)      Plan Termination

         The Plan has no termination date, and it is the Company's intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time that it may deem advisable. Upon termination of the Plan or upon complete discontinuance of Company contributions, all of the amounts credited to participants' accounts will immediately become 100% vested.

(7)      Tax Status

         The plan administrator has obtained a tax determination letter dated July 23, 1997, from the IRS stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (Code) and that the related trust is exempt from Federal income taxes under
         Section 501(a) of the Code. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

(8)      Related Party Transactions (Parties in Interest)

         Certain investments of the Plan are shares of mutual funds advised by
         T. Rowe Price, the recordkeeper and custodian of the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company. The Company is the Plan sponsor as defined by the Plan.

         Certain fees paid to related parties for services to the Plan were paid by the Plan sponsor. Alternately, mutual funds operating expenses come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(9)      Subsequent Event

         The following plan modifications were approved by the Board of Directors and are effective July 1, 2002:

                A participant may contribute to the Plan, on a before or after-tax basis, through payroll deductions, amounts ranging from 2% to 7% of such participant's compensation (as defined), which are subject to matching by the Company. Participants may contribute up to an additional 43% of compensation which is not subject to matching by the Company. Highly compensated employees may have their contributions limited as defined by the IRS.

                Contributions will be made by the Company in amounts equal to 65%, up from 50%, of each participant's contribution that is subject to Company matching. The Company may make an additional discretionary contribution for any plan year as determined by the Board of Directors.

         Employer contributions and earnings or losses thereon will vest as follows:

Years of Service (as defined)                           Vesting % 2002
----------------                                        --------------
Less than two                                               0%
Two but less than three                                    20
Three but less than four                                   40
Four but less than five                                    60
Five but less than six                                     80
Six or more                                               100

Schedule 1

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

        Schedule H, Line 4 (i) - Schedule of Assets [Held at End of Year]
                                December 31, 2001

                  Identity of Issuer                             Description                    Fair Value
                  ------------------                             -----------                    ----------
*Selective Insurance Stock Fund                            Common Stock; 74,646 shares          $ 1,622,050
*T. Rowe Price Trust Company Funds:
  Stable Value Common Trust Fund                           Mutual Fund; 1,768,545 shares          1,768,544
  Prime Reserve Fund                                       Mutual Fund; 9,719,308 shares          9,719,308
  International Stock Fund                                 Mutual Fund; 373,888 shares            4,109,027
  New Income Fund                                          Mutual Fund; 671,422 shares            5,827,943
  Small Cap Value Fund                                     Mutual Fund; 430,431 shares            9,753,563
  Mid Cap Growth Fund                                      Mutual Fund; 33,294 shares             1,311,786
  New America Growth Fund                                  Mutual Fund; 236,920 shares            7,313,710
  Equity Income Fund                                       Mutual Fund; 957,399 shares           22,642,488
  Science & Technology Fund                                Mutual Fund; 275,579 shares            5,765,107
*Vanguard Funds:
  Vanguard Institutional Index Fund                        Mutual Fund; 30,597 shares             3,209,331
  Vanguard Admiral Intermediate-Term Treasury Fund         Mutual Fund; 46,366 shares               511,419
                                                                                                -----------
                                                                                                 73,554,276

*Participant Loans Receivable                              401 loans (Rates from 7 to 10%),       1,740,385
                                                                                                -----------

Total                                                                                           $75,294,661
                                                                                                ===========


*Party-in-interest as defined by ERISA

See accompanying independent auditors' report.

Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Selective Insurance Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAN:    SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN

PLAN
ADMINISTRATOR:             Selective Insurance Company of America

Date:    June 25, 2002
                                        By: /s/ Dale A. Thatcher
                                           _____________________________________
                                           Dale A. Thatcher
                                           Senior Vice President Finance,
                                           Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit No.                                              Description
-----------                                              -----------
   23                                   Consent of KPMG LLP dated June 26, 2002